UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011.
Commission File Number: 001-31221
Total number of pages: 16

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: November 29, 2011	By:	/s/ OSAMU HIROKADO Osamu Hirokado
Head of Investor Relations
Information furnished in this form:
1.	DOCOMO Announces Capital and Business Alliance through Private Placement of New Shares by a Consolidated Subsidiary

NTT DOCOMO, INC.
President and CEO: Ryuji Yamada
Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
November 29, 2011
DOCOMO Announces Capital and Business Alliance through Private Placement of New Shares by a Consolidated Subsidiary
NTT DOCOMO, INC. (“the Company”) today announced that the board of mmbi, Inc. (“mmbi”), a consolidated subsidiary of the Company, resolved on November 29, 2011 to enter into a capital and business alliance with 11 companies including Fuji Media Holdings, Inc. An outline of the details is presented below.
1. Purposes of the Capital and Business Alliance
With a view to the launch of broadcasting services scheduled for April 2012 by “NOTTV”, a broadcasting station for smartphones, mmbi, by entering into a capital and business alliance with companies having various know-how pertaining to the broadcasting business and other related matters, aims to offer attractive content tailored to the needs of viewers and will make all-out efforts for an early take-off of the “Mobacas” V-High multimedia broadcasting services for mobile reception.
2. Details of the Capital and Business Alliance
(1) Details of the capital and business alliance
For a capital increase through private equity placement, mmbi plans to issue 962,000 shares of common stocks through a third-party share allotment. Of these newly issued shares, 196,620 shares are planned to be subscribed by 11 companies including Fuji Media Holdings, and the remaining 765,380 shares are expected to be subscribed by six existing shareholders, including the Company.
This capital and business alliance will realize the provision of broadcasting know-how and content, the supply of devices compatible with the “Mobacas” services, and business and technical cooperation for the early take-off of the “Mobacas” services, through which mmbi plans to launch “NOTTV”, scheduled to start broadcasting in April 2012.
(2) Number of shares to be acquired by new partners and their percentage to total issued shares
(New capital and business alliance partners)

		Total number of
	Number of shares	shares owned
	to be newly	after acquisition	Percentage of
Capital and business alliance partners	acquired	of new shares	Ownership
Fuji Media Holdings, Inc.	60,000	60,000	6.05%
Fujitsu Limited	19,840	19,840	2.00%
NEC Corporation	19,840	19,840	2.00%
Panasonic Mobile Communications Co., Ltd.	19,840	19,840	2.00%

		Total number of
	Number of shares	shares owned
	to be newly	after acquisition	Percentage of
Capital and business alliance partners	acquired	of new shares	Ownership
Sharp Corporation	19,840	19,840	2.00%
TOSHIBA CORPORATION	19,840	19,840	2.00%
Hakuhodo Inc.	16,000	16,000	1.61%
Denki Kogyo Company, Limited	9,920	9,920	1.00%
TV TOKYO Holdings Corporation	6,000	6,000	0.60%
Hakuhodo DY Media Partners Inc.	4,000	4,000	0.40%
Philippine Long Distance Telephone Company	1,500	1,500	0.15%
<Reference>
(Existing capital and business alliance partners)

		Total number of
	Number of shares	shares owned
	to be newly	after acquisition	Percentage of
Capital and business alliance partners	acquired	of new shares	ownership
NTT DOCOMO, INC. (“the Company”)	584,380	599,680	60.45%
SKY Perfect JSAT Corporation	56,520	59,520	6.00%
Nippon Television Network Corporation	38,540	39,680	4.00%
Tokyo Broadcasting System Holdings, INC.	38,540	39,680	4.00%
DENTSU INC.	38,540	39,680	4.00%
TV Asahi Corporation	8,860	10,000	1.01%
3. Summary of Consolidated Subsidiary of the Company (As of September 30, 2011)

(1) Name	mmbi, Inc.
(2) Registered address	7-1, Akasaka 9-chome, Minato-ku, Tokyo 107-6238, Japan
(3) Representatives	Harunari Futatsugi, President and CEO
(4) Principal business	Key terrestrial broadcasting business for mobile reception, as defined by the Broadcast Act of Japan, and other related services, etc.
(5) Stated capital	¥1,500 million

4. Summary of capital and business alliance partners (As of September 30, 2011)
(New capital and business alliance partners)

(1) Name	Fuji Media Holdings, Inc. (“Fuji Media Holdings”)
(2) Registered address	4-8, Daiba 2-chome, Minato-ku, Tokyo 137-8088, Japan
(3) Representatives	Hisashi Hieda, Chairman and Chief Executive Officer Kou Toyoda, President and Chief Operating Officer
(4) Principal business	A certified broadcast holding company
(5) Stated capital	¥146,200 million
(6) Date of establishment	November 18, 1957
(7) Major shareholders and their ownership	Toho Co., Ltd. 7.86%
The Master Trust Bank of Japan, Ltd. (Trust Account) 5.94%
Japan Trustee Services Bank, Ltd. (Trust Account) 4.90%
Nippon Cultural Broadcasting Inc. 3.30%
NTT DOCOMO, INC. 3.26%
Kansai Telecasting Corporation 2.60%
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust account/Dentsu Account) 1.97%
CB New York Orbis Funds (Standing proxy: Citibank Japan Ltd.) 1.81%
YAKULT HONSHA CO., LTD. 1.68%
TOKAI TELEVISION BROADCASTING Co., Ltd. 1.23%
(8) Relationship with the Company and mmbi
Shareholding	The Company owns 77,000 shares (3.26%) of common stock of Fuji Media Holdings.
Personnel	The Company’s consolidated subsidiary, mmbi, has one representative nominated by Fuji Television, a subsidiary of Fuji Media Holdings, on its board.
Transaction	The Company’s consolidated subsidiary, mmbi, outsources operations relating to various events and studio facilities to Fuji Television, a subsidiary of Fuji Media Holdings.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥453,395 million	¥464,187 million	¥461,631 million
Total assets	¥683,523 million	¥753,191 million	¥723,789 million
Total net assets per share	¥194,864.16	¥199,432.99	¥198,377.85
Net sales	¥563,320 million	¥583,843 million	¥589,671 million
Operating income	¥19,830 million	¥9,279 million	¥26,351 million
Ordinary income	¥22,365 million	¥12,060 million	¥29,460 million
Net income	¥16,567 million	¥7,459 million	¥10,002 million
Net income per share	¥7,193.40	¥3,238.69	¥4,342.98
Dividend per share	¥3,600	¥1,600	¥1,800

(1) Name	Fujitsu Limited (“Fujitsu”)
(2) Registered address	1-1, Kamikodanaka 4-chome, Nakahara-ku, Kawasaki-shi, Kanagawa Pref. 211-8588, Japan
(3) Representatives	Masami Yamamoto, President
(4) Principal business	Development, manufacture, sales and service of products in the fields of software and services, information processing, telecommunications equipment and electronic devices
(5) Stated capital	¥324,625 million
(6) Date of establishment	June 20, 1935
(7) Major shareholders and their ownership	Fuji Electric Co., Ltd. 10.38%
State Street Bank and Trust Company (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited Tokyo Branch) 5.16%
The Master Trust Bank of Japan, Ltd. (Trust Account) 4.52%
Japan Trustee Services Bank, Ltd. (Trust Account) 4.49%
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch) 2.09%
Fujitsu Employee Shareholding Association 2.04%
Asahi Mutual Life Insurance Company 2.00%
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1.99%
Mizuho Corporate Bank, Ltd. 1.58%
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION (Standing proxy: Mizuho Corporate Bank, Ltd.) 0.93%
(8) Relationship with the Company and mmbi
Shareholding	Fujitsu owns 1,250 shares (0.003%) of common stock of the Company.
Personnel	Nothing to be reported
Transaction	Fujitsu provides the Company with mobile phone devices, equipment for telecommunications facilities and other products.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥925,602 million	¥948,373 million	¥953,779 million
Total assets	¥3,221,982 million	¥3,228,051 million	¥3,024,097 million
Total net assets per share	¥362.30	¥386.79	¥396.81
Net sales	¥4,692,991 million	¥4,679,519 million	¥4,528,405 million
Operating income	¥68,772 million	¥94,373 million	¥132,594 million
Ordinary income	¥15,052 million	¥71,146 million	¥107,885 million
Net income	¥(112,388) million	¥93,085 million	¥55,092 million
Net income per share	¥(54.35)	¥45.21	¥26.62
Dividend per share	¥8	¥8	¥10

(1) Name	NEC Corporation (“NEC”)
(2) Registered address	7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
(3) Representatives	Nobuhiro Endo, President
(4) Principal business	IT/Network solutions business, including the production and sales of computers, telecommunications equipment, software, and provision of related services, etc.
(5) Stated capital	¥397,199 million
(6) Date of establishment	July 17, 1899
(7) Major shareholders and their ownership	Japan Trustee Services Bank, Ltd. (Trust Account) 4.77%
The Master Trust Bank of Japan, Ltd. (Trust Account) 4.54%
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS (Standing proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch) 2.98%
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1.91%
NEC Employee Shareholding Association 1.90%
Japan Trustee Services Bank, Ltd. (Trust Account 4) 1.74%
Nippon Life Insurance Company 1.61%
Sumitomo Life Insurance Company 1.57%
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Electric Industries, Ltd. Employee Pension Trust Account) 0.88%
THE BANK OF NEW YORK EUROPE LIMITED 131705 (Standing proxy: Mizuho Corporate Bank, Ltd.) 0.81%
(8) Relationship with the Company and mmbi
Shareholding	NEC owns 375 shares (0.001%) of common stock of the Company.
Personnel	Nothing to be reported
Transaction	NEC provides the Company with equipment for telecommunications facilities and other products. The Company’s consolidated subsidiary, mmbi, outsources technical support, applications development and other operations to NEC.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥785,565 million	¥931,912 million	¥875,441 million
Total assets	¥3,075,378 million	¥2,937,644 million	¥2,628,931 million
Total net assets per share	¥317.11	¥304.36	¥291.35
Net sales	¥4,215,603 million	¥3,583,148 million	¥3,115,424 million
Operating income	¥(6,201) million	¥50,905 million	¥57,820 million
Ordinary income	¥(93,171) million	¥49,429 million	¥41 million
Net income	¥(296,646) million	¥11,428 million	¥(12,518) million
Net income per share	¥(146.64)	¥5.04	¥(4.82)
Dividend per share	—	¥4	—

(1) Name	Panasonic Mobile Communications Co., Ltd. (“Panasonic Mobile”)
(2) Registered address	600, Saedo-cho, Tsuzuki-ku, Yokohama-shi, Kanagawa Pref. 224-8539, Japan
(3) Representatives	Toshinori Hoshi, President
(4) Principal business	Manufacturing and sales of equipment relating to mobile phone business and network business, etc.
(5) Stated capital	¥22,856 million
(6) Date of establishment	January 17, 1958
(7) Major shareholder and ownership	Panasonic Corporation 100%
(8) Relationship with the Company and mmbi
Shareholding	Panasonic Mobile owns 2,500 shares (0.006%) of common stock of the Company.
Personnel	Nothing to be reported
Transaction	Panasonic Mobile supplies the Company with mobile phone handsets, equipment for telecommunications facilities and other products.
Applicability as a related party	Not applicable
(9) Financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥160,595 million	¥165,237 million	¥158,225 million
Total assets	¥295,885 million	¥282,856 million	¥245,229 million
Total net assets per share	¥853.55	¥878.22	¥840.95
Net sales	¥330,103 million	¥268,275 million	¥204,223 million
Operating income	¥8,582 million	¥7,084 million	¥1,154 million
Ordinary income	¥19,638 million	¥9,414 million	¥3,086 million
Net income	¥19,181 million	¥14,900 million	¥6,119 million
Net income per share	¥101.95	¥79.19	¥32.52
Dividend per share	—	—	—

(1) Name	Sharp Corporation (“Sharp”)
(2) Registered address	22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
(3) Representatives	Mikio Katayama, President
(4) Principal business	Manufacturing and sales of telecommunications, electrical and electronics equipment and electronic components, etc.
(5) Stated capital	¥204,676 million
(6) Date of establishment	May 2, 1935
(7) Major shareholders and their ownership	Nippon Life Insurance Company 5.01%
Meiji Yasuda Life Insurance Company 4.12%
Mizuho Corporate Bank, Ltd. 3.77%
Japan Trustee Services Bank, Ltd. (Trust Account) 3.77%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. 3.75%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2.78%
The Dai-ichi Life Insurance Company, Limited 2.76%
Mitsui Sumitomo Insurance Company, Limited 2.76%
Sompo Japan Insurance Inc. 2.42%
Sharp Employees’ Stockholding Association 2.20%
(8) Relationship with the Company and mmbi
Shareholding	Not applicable
Personnel	Nothing to be reported
Transaction	Sharp supplies the Company with mobile phone handset devices.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥1,048,447 million	¥1,065,860 million	¥1,048,645 million
Total assets	¥2,688,721 million	¥2,836,255 million	¥2,885,678 million
Total net assets per share	¥944.24	¥949.19	¥932.46
Net sales	¥2,847,227 million	¥2,755,948 million	¥3,021,973 million
Operating income	¥(55,481) million	¥51,903 million	¥78,896 million
Ordinary income	¥(82,431) million	¥30,995 million	¥59,124 million
Net income	¥(125,815) million	¥4,397 million	¥19,401 million
Net income per share	¥(114.33)	¥4.00	¥17.63
Dividend per share	¥21	¥17	¥17

(1) Name	TOSHIBA CORPORATION (“Toshiba”)
(2) Registered address	1-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8001, Japan
(3) Representatives	Norio Sasaki, President and CEO
(4) Principal business	Businesses relating to the five areas of “digital products”, “electronic devices and components”, “infrastructure systems”, “home appliances” and “others”, etc.
(5) Stated capital	¥439,901 million
(6) Date of establishment	June 25, 1904
(7) Major shareholders and their ownership	The Master Trust Bank of Japan, Ltd. (Trust Account) 5.98%
Japan Trustee Services Bank, Ltd. (Trust Account) 5.31%
The Dai-ichi Life Insurance Company, Ltd. 2.72%
Nippon Life Insurance Company 2.60%
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS 2.16%
Toshiba Employees Stocks Ownership Plan 2.01%
Japan Trustee Services Bank, Ltd. (Trust Account 9) 1.88%
Japan Trustee Services Bank, Ltd. (Trust Account 4) 1.46%
NIPPONKOA Insurance Company, Ltd. 1.21%
Sumitomo Mitsui Banking Corporation 1.20%
(8) Relationship with the Company and mmbi
Shareholding	Nothing to be reported
Personnel	Nothing to be reported
Transaction	Toshiba supplies the Company with equipment for telecommunications facilities and other products.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years*

Fiscal year ended March 31,	2009	2010	2011
Equity attributable to shareholders of Toshiba Corporation	¥447,346 million	¥797,455 million	¥868,119 million
Total assets	¥5,453,225 million	¥5,451,173 million	¥5,379,319 million
Equity per share attributable to shareholders of Toshiba Corporation	¥138.25	¥188.28	¥204.98
Net sales	¥6,512,656 million	¥6,291,208 million	¥6,398,505 million
Operating income	¥(233,408) million	¥125,248 million	¥240,273 million
Income(loss) from continuing operations, before income taxes and noncontrolling interests	¥(261,467) million	¥34,413 million	¥195,549 million
Net income(loss) attributable to shareholders of Toshiba Corporation	¥(343,559) million	¥(19,743) million	¥137,845 million
Basic earnings (loss) per share attributable to shareholders of Toshiba Corporation	¥(106.18)	¥(4.93)	¥32.55
Dividend per share	¥5	—	¥5

*	Reported in accordance with US GAAP

(1) Name	Hakuhodo Inc. (“Hakuhodo”)
(2) Registered address	3-1, Akasaka 5-chome, Minato-ku, Tokyo 107-6322, Japan
(3) Representatives	Hirokazu Toda, President & CEO
(4) Principal business	Provision of services pertaining to advertisement and other forms of communications, etc.
(5) Stated capital	¥35,848 million
(6) Date of establishment	February 11, 1924
(7) Major shareholder and ownership	HAKUHODO DY HOLDINGS INC. 100%
(8) Relationship with the Company and mmbi
Shareholding	Not applicable
Personnel	Nothing to be reported
Transaction	The Company and its consolidated subsidiary, mmbi, entrust various promotion businesses to Hakuhodo.
Applicability as a related party	Not applicable
(9) Financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥145,416 million	¥144,776 million	¥139,627 million
Total assets	¥320,155 million	¥300,864 million	¥305,785 million
Total net assets per share	—	—	—
Net sales	¥671,371 million	¥570,230 million	¥570,442 million
Operating income	¥6,765 million	¥(1,919) million	¥181 million
Ordinary income	¥10,660 million	¥2,285 million	¥3,250 million
Net income	¥1,644 million	¥1,292 million	¥(2,063) million
Net income per share	—	—	—
Dividend per share	—	—	—

(1) Name	Denki Kogyo Company, Limited (“Denki Kogyo”)
(2) Registered address	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(3) Representatives	Shuichi Shindo, President and Representative Director
(4) Principal business	Telecommunications and high radio frequency-related business, facilities rental business, etc.
(5) Stated capital	¥8,774 million
(6) Date of establishment	June 1, 1950
(7) Major shareholders and their ownership	Japan Trustee Services Bank, Ltd. (Trust Account) 4.70%
Sompo Japan Insurance Inc. 3.72%
The Master Trust Bank of Japan, Ltd. (Trust Account) 3.59%
Nippon Life Insurance Company 3.32%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.56%
Sumitomo Mitsui Banking Corporation 2.50%
The Dai-ichi Life Insurance Company, Limited 2.48%
Denki Kogyo Client Stock Ownership Association 2.00%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account) 1.55%
Denki Kogyo Employee Stock Ownership Plan 1.28%
(8) Relationship with the Company and mmbi
Shareholding	Denki Kogyo owns 800 shares (0.002%) of common stock of the Company.
Personnel	Nothing to be reported
Transaction	Denki Kogyo supplies the Company with equipment for telecommunications facilities and other products.
Applicability as a related party	Not applicable
(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥35,494 million	¥37,465 million	¥36,452 million
Total assets	¥60,634 million	¥62,110 million	¥59,811 million
Total net assets per share	¥508.90	¥538.84	¥536.73
Net sales	¥57,281 million	¥48,805 million	¥44,667 million
Operating income	¥4,975 million	¥4,601 million	¥2,553 million
Ordinary income	¥5,192 million	¥4,858 million	¥2,793 million
Net income	¥2,163 million	¥3,066 million	¥1,130 million
Net income per share	¥31.66	¥44.90	¥16.59
Dividend per share	¥28.00	¥22.00	¥6.00

(1) Name	TV TOKYO Holdings Corporation (“TV TOKYO Holdings”)
(2) Registered address	3-12 Toranomon 4-chome, Minato-ku, Tokyo 105-8012, Japan
(3) Representatives	Masayuki Shimada, President and CEO
(4) Principal business	Terrestrial broadcasting business, broadcasting-related peripheral business, BS satellite broadcasting business and Internet/mobile business that perform business using the rights for secondary use of terrestrial broadcasting and other programs, or other rights derived from broadcast programs, etc.
(5) Stated capital	¥10,000 million
(6) Date of establishment	October 1, 2010
(7) Major shareholders and their ownership	Nikkei Inc. 31.46%
Shin Nihon Kanko Co., Ltd. 5.44%
TV TOKYO Corporation 4.77%
Nippon Life Insurance Company 3.60%
Mitsui & Co., Ltd. 3.48%
Mizuho Bank, Ltd. 2.51%
Tokyo Keikaku Inc. 2.29%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.07%
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation Retirement Benefit re-entrusted by Chuo Mitsui Asset Trust and Banking Company, Ltd.) 2.05%
Toray Industries, Inc. 1.80%
Mainichi Broadcasting System, Inc. 1.80%
(8) Relationship with the Company and mmbi
Shareholding	The Company owns 15,930 shares (0.01%) of common stock of TV TOKYO Holdings through its wholly-owned subsidiary, docomo.com.
Personnel	Nothing to be reported
Transaction	Not applicable
Applicability as a related party	Not applicable

(9) Consolidated financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	—	—	¥61,420 million
Total assets	—	—	¥86,682 million
Total net assets per share	—	—	¥2,225.39
Net sales	—	—	¥107,327 million
Operating income	—	—	¥2,275 million
Ordinary income	—	—	¥2,671 million
Net income	—	—	¥2,694 million
Net income per share	—	—	¥112.79
Dividend per share	—	—	¥25.00

(1) Name	Hakuhodo DY Media Partners Inc.
(2) Registered address	3-1, Akasaka 5-chome, Minato-ku, Tokyo 107-6321, Japan
(3) Representatives	Hisao Oomori, President & CEO
(4) Principal business	Handling of newspaper, magazine, radio, television, Internet, outdoor media and other advertisements, sales promotion and public relations, etc.
(5) Stated capital	¥9,500 million
(6) Date of establishment	December 1, 2003
(7) Major shareholder and ownership	HAKUHODO DY HOLDINGS INC. 100%
(8) Relationship with the Company and mmbi
Shareholding	Not applicable
Personnel	Nothing to be reported
Transaction	Not applicable
Applicability as a related party	Not applicable
(9) Financial results for the most recent three years

Fiscal year ended March 31,	2009	2010	2011
Total net assets	¥9,809 million	¥21,336 million	¥20,121 million
Total assets	¥176,404 million	¥163,754 million	¥167,668 million
Total net assets per share	—	—	—
Net sales	¥522,820 million	¥466,196 million	¥474,042 million
Operating income	¥(170) million	¥782 million	¥2,280 million
Ordinary income	¥23 million	¥757 million	¥2,446 million
Net income	¥(10,019) million	¥293 million	¥493 million
Net income per share	—	—	—
Dividend per share	—	—	—

(1) Name	Philippine Long Distance Telephone Company (“PLDT”)
(2) Registered address	Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, the Philippines
(3) Representatives	Napoleon L. Nazareno, President and CEO
(4) Principal business	Provider of fixed-line and wireless telecommunications in the Philippines
(5) Stated capital	5.3 billion PHP
(6) Date of establishment	November 28, 1928
(7) Major shareholders and their ownership (as of August 31, 2011)	First Pacific Company Limited 26.47%
NTT DOCOMO, INC. 14.33%*1
NTT Communications Corporation 6.76%
Others 52.44%
(8) Relationship with the Company and mmbi
Shareholding	The Company owns 26,768,074 shares (14.3%*1, 2) of common stock of PLDT.
Personnel	The Company dispatches one board member and two corporate advisors to PLDT.
Transaction	The Company provides PLDT with various advisory services.
Applicability as a related party	PLDT is an affiliated company accounted for by the equity method.
(9) Consolidated financial results for the most recent three years*3

Fiscal year ended December 31,	2008	2009	2010
Shareholders’ equity	107.0 billion PHP	99.1 billion PHP	97.4 billion PHP
Total assets	252.6 billion PHP	280.1 billion PHP	277.8 billion PHP
Shareholders’ equity per share	—	—	—
Net sales	145.6 billion PHP	148.0 billion PHP	144.5 billion PHP
Operating income	—	—	—
Income before income taxes and noncontrolling interests	54.5 billion PHP	54.8 billion PHP	53.7 billion PHP
Net income	35.3 billion PHP	40.1 billion PHP	40.3 billion PHP
Net income per share	—	—	—
Dividend per share	200 PHP	218 PHP	222 PHP

*1	14.61% (31,330,155 shares) as of November 25, 2011

*2	Includes 8,533,253 shares through ADRs (American Depository Receipts)

*3	Reported in accordance with Philippine Accounting Standards

<Reference>
(Existing capital and business alliance partners)

(1) Name	SKY Perfect JSAT Corporation
(2) Registered address	14-14, Akasaka 1-chome, Minato-ku, Tokyo 107-0052, Japan
(3) Representatives	Shinji Takada, Representative Director, President & Chief Executive Officer
(4) Principal business	The multi-channel pay TV broadcasting business and the satellite communications business
(5) Stated capital	¥50,083 million
(6) Date of establishment	November 10, 1994

(1) Name	Nippon Television Network Corporation
(2) Registered address	6-1, Higashi Shimbashi 1-chome, Minato-ku, Tokyo 105-7444, Japan
(3) Representatives	Yoshio Okubo, Representative Director, President
(4) Principal business	Content business, property rental and leasing business, etc.
(5) Stated capital	¥18,575 million
(6) Date of establishment	October 28, 1952

(1) Name	Tokyo Broadcasting System Holdings, INC.
(2) Registered address	3-6, Akasaka 5-chome, Minato-ku, Tokyo, 107-8006, Japan
(3) Representatives	Toshichika Ishihara, President
(4) Principal business	Authorized broadcast holding company, administration and management of subsidiaries, real estate, television stations
(5) Stated capital	¥54,986 million
(6) Date of establishment	May 17, 1951

(1) Name	DENTSU INC.
(2) Registered address	8-1, Higashi-shimbashi 1-chome, Minato-ku, Tokyo 105-7001, Japan
(3) Representatives	Tadashi Ishii, President & CEO
(4) Principal business	Provision of services relating to advertising and other forms of communication, procudtion and marketing of sports and entertainment content
(5) Stated capital	¥58,967 million
(6) Date of establishment	December 27, 1906

(1) Name	TV Asahi Corporation
(2) Registered address	9-1, Roppongi 6-chome, Minato-ku, Tokyo 106-8001, Japan
(3) Representatives	Hiroshi Hayakawa, President
(4) Principal business	TV broadcasting operations
(5) Stated capital	¥36,642 million
(6) Date of establishment	November 1, 1957
5. Schedule

(1) November 29, 2011	Resolution pertaining to allotment of shares to be offered (mmbi Board of Directors)
(2) December 6, 2011 (expected)	Payment date
(3) April 1, 2012 (expected)	Service commencement date
6. Future Prospects
The impact of this alliance to the Company’s financial results for the fiscal year ending March 31, 2012, is expected to be insignificant.

For further information, please contact:
     Investor Relations Department
     Tel: +81-3-5156-1111